Exhibit 11
Noven Pharmaceuticals, Inc.
Computation of Earnings per Share
(in thousands except per share amounts)

	2005	2004	2003
Basic earnings:

Net income	$9,972	$11,224	$11,196

Weighted average number of common shares outstanding	23,566	23,332	22,544

Basic earnings per share	$0.42	$0.48	$0.50

Diluted earnings:

Net income	$9,972	$11,224	$11,196

Weighted average number of common shares outstanding	23,566	23,332	22,544

Potential dilution on exercise of stock options	415	973	445

Weighted average number of common shares outstanding, as adjusted	23,981	24,305	22,989

Diluted earnings per share	$0.42	$0.46	$0.49